ACOM CO., LTD.
HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03) 3234-9120 Fax: (03) 3234-9266

05011042

August 30, 2005

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 9, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from January 1, 2005 through March 31, 2005, and all of which are the documents of the Company required to be furnished to the Securities and Exchange Commission ("SEC") in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Executive Officer and
Chief General Manager,
General Affairs Dept.

9/9

Attachment

List of material information made public in Japan from January 1, 2005 to March 31, 2005

	Date	Descriptions	Information* provided to
Exhibit 1	January 7, February 8, and March 2, 2005	Reports on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 2	January 25, 2005	Acquisition of Shares in DC Card Co., Ltd. (English translation)	Public, Exchange
Exhibit 3	January 25, 2005	Acquisition of Shares in Tokyo-Mitsubishi Cash One Ltd. (English translation)	Public, Exchange
Exhibit 4	January 27, 2005	40th Issuance of Domestic Unsecured Straight Bonds (English translation)	Public, Exchange
Exhibit 5	January 27, 2005	Supplemental Document to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 6	January 31, 2005	Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2005 (Consolidated) (English translation)	Public, Exchange
Exhibit 7	January, 2005	Data Book (the Third Quarter Report for the Fiscal Year Ending March, 2005) (English translation)	Public, Exchange
Exhibit 8	February 25, 2005	(Corrections) Partial Corrections to Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2005 (Consolidated) (English translation)	Public, Exchange
Exhibit 9	March 10, 2005	Notification of Making MTB Capital Co., Ltd. to a Consolidated Subsidiary (English translation)	Public, Exchange

* "Exchange" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on January 7, February 8, and March 2, 2005 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM CO., LTD. (the "Company")'s own stock.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, filed with the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously submitted news release dated August 20, 2004 ("Notice Concerning Repurchase of Shares").

EXHIBIT2

January 25, 2005

Acquisition of Shares in DC Card Co., Ltd.

On January 25, 2005, the Board of Directors of ACOM CO., LTD. (ACOM) approved an acquisition of shares in DC Card Co., Ltd. (DC Card; President: Akira Katayanagi) from existing shareholders. As a result, DC Card will become ACOM's equity-method affiliated company.

1. Purpose of Share Acquisition

Based upon the basic agreement announced on October 29, 2004 by Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., DC Card Co., Ltd., Tokyo-Mitsubishi Cash One Ltd., and ACOM regarding "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business", ACOM will acquire the shares of DC Card to strengthen the business cooperation between ACOM and DC Card.

2. Number of Shares to be Acquired and Amount to be Paid (Transfer from Existing Shareholders: 21 Companies)

Shares to be acquired: 796,500 shares (Ratio to total share: 20.33%)
Amount to be paid: 8,761,500,000 yen

3. Schedule

January 25, 2005	Resolution at Board of Directors (ACOM)
January 31, 2005	Acquisition (Payment) date

4. Corporate Profile of DC Card Co., Ltd.

(1) Location of Head Office: Dougenzaka1-3-2, Shibuya-ku, Tokyo
(2) Established: December 23, 1967
(3) Paid-in Capital: 7.6 billion yen
(4) Representative: Akira Katayanagi, President
(5) Business Outline: Credit card, Loan, Loan guarantee, and Contraction for automated fund transfer, etc.

5. Influence on Business Results

The influence on ACOM's consolidated business results for the fiscal year ending Mach 31, 2005 is none.

EXHIBIT3

January 25, 2005

Acquisition of Shares in Tokyo-Mitsubishi Cash One Ltd.

On January 25, 2005, the Board of Directors of ACOM CO., LTD. (ACOM; President and CEO: Shigeyoshi Kinoshita) approved an acquisition of shares of an equity-method affiliated company; Tokyo-Mitsubishi Cash One Ltd. (Tokyo-Mitsubishi Cash One; President: Hisakazu Wakamatsu) through a third-party allocation and transferring shares from existing shareholders to ACOM. As a result, Tokyo-Mitsubishi Cash One will become ACOM's consolidated subsidiary. In addition to changing its corporate name, personnel change is scheduled. The outline is as follows;

1. Purpose of Acquisition

Based upon the basic agreement announced on October 29, 2004 by Mitsubishi Tokyo Financial Group, Inc., The Bank of Tokyo-Mitsubishi, Ltd., DC Card Co., Ltd. (DC Card), Tokyo-Mitsubishi Cash One and ACOM regarding "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business", both ACOM and DC Card will concentrate its strong points on Tokyo-Mitsubishi Cash One to strengthen and propel the consumer finance business.

2. Outline of the New Subsidiary

Please refer to the attached exhibit.

3. Number of Shares to be Acquired and Amount to be Paid

(1) Shares to be acquired through a third-party allocation by Tokyo-Mitsubishi Cash One
76,666 shares 2,683,310,000 yen

(2) Shares to be transferred from existing shareholder of DC Card
6,600 shares 231,000,000 yen

4. Schedule

January 25, 2005 Resolution at Board of Directors (ACOM)
January 31, 2005 Acquisition (Payment) date

5. Shareholders (Tokyo-Mitsubishi Cash One)

	Ownership Before Acquisition		Ownership After Acquisition	
ACOM CO., LTD.	101,000 shares	38.85%	184,266 shares	54.73%
The Bank of Tokyo-Mitsubishi, Ltd.	101,000 shares	38.85%	101,000 shares	30.00%
The Mitsubishi Trust and Banking Corporation	50,500 shares	19.42%	50,500 shares	15.00%
DC Card Co., Ltd.	6,600 shares	2.53%	-	
JACCS CO., LTD.	900 shares	0.35%	900 shares	0.27%
Total	260,000 shares	100.00%	336,666 shares	100.00%

6. Influence on Business Results

The influence on ACOM's consolidated business results for the fiscal year ending Mach 31, 2005 is negligible.

7. Change of Corporate Name and Personnel Change in Representative (Tokyo-Mitsubishi Cash One)

It is scheduled that the corporate name will be changed to DC Cash One Ltd. and Shigeyoshi Kinoshita, President and CEO of ACOM, will be appointed as an additional director subject to the approval by the shareholders' meeting of Tokyo-Mitsubishi Cash One that is going to be held on January 31, 2005. In addition, it is also scheduled that Shigeyoshi Kinoshita will assume as president (additional post) on the same day subject to the resolution at the Board of Directors after the shareholders' meeting of Tokyo-Mitsubishi Cash One.

(Exhibit)

Outline of the New Subsidiary

1. Outline

	Before Change	After Change (Schedule: January 31, 2005)
(1) Corporate Name	Tokyo-Mitsubishi Cash One Ltd.	DC Cash One Ltd.
(2) Established	August 9, 2001	August 9, 2001
(3) Head Office	Nihonbashi Plaza Bldg., 12F Nihonbashi, 2-3-4, Chuo-ku, Tokyo	Nihonbashi Plaza Bldg., 12F Nihonbashi, 2-3-4, Chuo-ku, Tokyo
(4) Principal Business	Unsecured Loan	Unsecured Loan, Loan Guarantee, etc.
(5) Representative	President: Hisakazu Wakamatsu	President: Shigeyoshi Kinoshita
(6) Paid-in Capital	13,000 million yen	14,341 million yen
(7) Shares Issued	260,000 shares	336,666 shares
(8) Date for the Settlement of Account	March	March
(9) Number of Employees (include contract workers)	51 (as of March 31, 2004)	50

2. Financial Results (Millions of Yen)

	Fiscal Year March 2003	Fiscal Year March 2004
Operating Income	1,659	4,977
Operating Profit	-10,281	-7,502
Income Before Extraordinary Income	-10,280	-7,497
Net Income	-10,283	-7,500
Total Assets	22,876	53,406
Shareholders' Equity	7,138	9,638

EXHIBIT4

January 27, 2005

40th Issuance of Domestic Unsecured Straight Bonds

ACOM CO., LTD. (President: Shigeyoshi Kinoshita) has reached a decision to make its 40th issuance of domestic unsecured straight bonds, as outlined below.
The funds procured through this issuance will be used in extending loans.
Registration relating to the issuance was carried out on June 25, 2003.

Supplementary Information

1. Name of issuance:	ACOM CO., LTD. 40th issuance of domestic unsecured straight bonds
2. Total value:	10 billion yen
3. Interest rate:	1.66% annually
4. Individual bond value:	100 million yen
5. Issue price:	Face value 100 yen
6. Redemption price:	Face value 100 yen
7. Application period:	January 27, 2005
8. Payment date:	February 10, 2005
9. Maturation date:	February 10, 2015
10. Application of funds procured:	Extending loans
11. Trustee:	UBS Securities Japan Ltd. Credit Suisse First Boston Securities (Japan) Limited
12. Transfer agent:	The Mitsubishi Trust and Banking Corporation
13. Credit ratings:	Japan Credit Rating Agency: A+ Rating and Investment Information, Inc.: A

EXHIBIT5

(Brief Description)

Supplemental Document to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Supplement to the Shelf Registration Statement dated January 27, 2005 relating to the Unsecured Straight Bonds-Fortieth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds) (the "Supplement")

The Supplement is required to be filed with the authority under the Securities and Exchange Law when ACOM CO., LTD. (the "Company") proposes to issue or distribute through a public offering in Japan any securities designated in the Shelf Registration Statement filed with the Director-General of the Kanto Local Finance Bureau on June 17, 2003 (the "2003 Shelf Registration Statement") which became effective as of June 25, 2003, including the Unsecured Straight Bonds-Fortieth Series (with special covenant of rating *pari passu* solely with the other specified series of bonds), worth ¥10,000 million of the aggregate principal amount thereof in such offering.

The 2003 Shelf Registration Statement so supplemented by the Supplement contains or incorporates by reference the information concerning the terms and conditions of the public offering of the Unsecured Straight Bonds-Fortieth Series and the information pertaining to the Company's business.

The information contained in the Supplement which is material to an investment decision is substantially contained in the previously submitted Annual Report 2003 and the news release dated January 27, 2005 ("40th Issuance of Domestic Unsecured Straight Bonds") (Exhibit 4).

EXHIBIT6

(TRANSLATION)

Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2005 (Consolidated)

January 31, 2005

Forward-looking Statement

The statements and figures contained in this Brief Statement of Third Quarter Financial Results for the fiscal year ending March 2005 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts but are forward-looking statements about the future performance of ACOM are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://ir.acom.co.jp/english/
Reference:	
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	General Manager of Corporate Planning Department
Name:	Yoshinori Matsubara
Telephone Number:	(03) 5533-0631

1. Items Relating to the Preparation of Brief Statement of Quarter Financial Results

① Simplified Accounting Policies: Not adopted

② Change in Accounting Policies: Changed

(Accounting Standards Relating to the Impairment of Fixed Assets)

From this third quarter consolidated accounting period we have applied "Accounting Standards Relating to the Impairment of Fixed Assets" as defined in the "Written Opinion Concerning the Establishment of Accounting Standards Relating to the Impairment of Fixed Assets" (Business Accounting Council, August 9th, 2002) and "Application Guidelines for the Accounting Standards Relating to the Impairment of Fixed Assets" (Accounting Standards Board of Japan, October 31st, 2003). As a consequence, the figure we have reported for income before taxed for the third quarter accounting period is 456 millions of yen lower than it would have been if we did not have applied these standards.

③ Change in Scope of Consolidation and Equity Method: Changed

Consolidated subsidiaries (addition):	—
Consolidated subsidiaries (exclusion):	1
Affiliates accounted for under equity method (addition):	—
Affiliates accounted for under equity method (exclusion):	1

Note: All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.

2. Consolidated Business Results for the Third Quarter Accounting Period (from April 1, 2004 to December 31, 2004)

(1) Consolidated Operating Results

	Operating Income		Operating Profit		Income Before Extraordinary Items		Net Income (Third Quarter)	
	(Millions of yen)	yoy %	(Millions of yen)	yoy %	(Millions of yen)	yoy %	(Millions of yen)	yoy %
12/04 (3Q)	326,025	(0.7)	115,227	20.0	114,358	20.5	65,795	23.6
12/03 (3Q)	328,434	—	96,019	—	94,925	—	53,212	—
3/04 (Annual)	434,968		120,391		118,773		70,319	

	Net Income per Share (Yen)	Net Income per Share Diluted (Yen)
12/04 (3Q)	417.14	416.94
12/03 (3Q)	368.85	—
3/04 (Annual)	487.78	487.70

Note: Regarding operating income, operating profit, income before extraordinary items, and net income, the figures in percentages show the year-on-year change from previous third quarter.
In addition, the figures showing the year-on-year increase/decrease for the previous third quarter are omitted, because consolidated quarterly financial statements are prepared from the first quarter accounting period of the fiscal year ending March 2004.

[Qualitative Information on Progress in Business Results (Consolidated)]

Japan saw the tempo of economic recovery ease a bit during the third quarter of the current consolidated accounting period as economic slowdown overseas and inventory adjustment in the electronic components industry made their impact felt. Nevertheless, the positive economic recovery achieved to that point gently spilled over into the household sector, with the unemployment rate declining somewhat since the beginning of autumn.

Amidst these circumstances, the Group has been putting business ethics (compliance) into practice, establishing customer service and the Group's network of outlets aimed at improving asset quality, realizing low-cost operations by making fundamental upgrades to operations, training financial professionals, and boosting profitability by enhancing diversified financial services as its basic policies. While continuing to promote business with an emphasis on improving asset quality in its existing loan and installment sales finance businesses, the Group endeavored to expand its channels for securing new loan applications by developing new automatic loan application machines (Quick Mujin) and introducing these on a trial basis. In other financial services, the Group sought to boost its credit card business by actively issuing tie-up credit cards and to expand the scope of its guarantee and loan servicing businesses, and it devoted itself to expanding the Group's market share of the consumer credit market as a whole and broadening its profit base.

Pursuant to the strategic business alliance with Mitsubishi Tokyo Financial Group, Inc., in the retail sector, the Group increased its investment ratio in Tokyo-Mitsubishi Cash One Ltd. ("Cash One") based on the idea of "Combination of Operations and Reorganization to Strengthen the Consumer Finance Business". Greater input of the Group know-how and personnel into Cash One allows its preparations to move ahead for newly entrusting guarantee business for the comprehensive card issued by The Bank of Tokyo-Mitsubishi, Ltd., processing and call center operations etc., while Cash One carries on its existing loan business.

As part of the Group's expansion into the consumer credit market in Asia, the Group launched a business tie-up with the Chinatrust Commercial Bank, one of the largest commercial bank in Taiwan, to utilize the know-how it has cultivated to assist the Chinatrust Commercial Bank in an aggressive expansion of the bank's unsecured card loan business. With the Personal Information Protection Act due to go into full force in April this year, the Group has also

established in-house rules and regulations governing information security.

The Group's head office functions were consolidated and transferred in December 2004 to strengthen collaboration between divisions and improve operational efficiency, and efforts will continue forward to achieve low-cost operations and greater speed in business operations.

For the third quarter of the current consolidated accounting period, operating income came to 326,025 million yen (a year-on-year decrease of 0.7 %), income before extraordinary items was 114,358 million yen (a year-on-year increase of 20.5 %), and net income for the third quarter accounting period reached 65,795 million yen (a year-on-year increase of 23.6 %).

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Shareholders' Equity (Millions of yen)	Ratio of Shareholders' Equity	Shareholders' Equity Per Share (Yen)
12/04 (3Q)	1,989,626	848,051	42.6%	5,357.39
12/03 (3Q)	2,082,462	678,153	32.6%	4,723.80
3/04 (Annual)	2,075,389	697,166	33.6%	4,855.99

[Consolidated Cash Flow Status]

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents At the End of Year
12/04 (3Q)	101,318	(4,535)	(130,630)	125,120
12/03 (3Q)	110,813	(13)	(132,279)	144,921
3/04 (Annual)	164,158	(5,398)	(166,105)	158,873

[Qualitative Information on Changes in Financial Position (Consolidated)]

The financial position at the end of this third quarter showed a decrease in total assets of 85.762 billion yen from the end of the previous consolidated accounting period, but an increase of 150.885 billion yen in shareholders' equity and a 9.0 percentage point rise in shareholders' equity ratio to 42.6% due to the acceptance of equity participation from Mitsubishi Tokyo Financial Group., Inc. in April, 2004.

Looking at total assets, there was a drop of 54.998 billion yen in short-term loans, a decline of 42.315 billion yen in installment receivables, a reduction of 10.787 billion yen in deferred tax assets, and a decrease of 83.441 billion yen in current assets due to a 21.255 billion yen rise in cash and time deposits.

Under liabilities, a 214.88 billion yen cut in interest-bearing debt and a drop of 12.914 billion yen in accrued income taxes contributed to a total decline of 237.186 billion yen.

(Cash Flows)

Cash and cash equivalents (hereinafter, "funds") at the end of this third quarter were 125.12 billion yen, down by 33.753 billion yen over the end of the previous consolidated accounting period.

Cash flow from operating activities rose by 101.318 billion yen. This was mainly due to 112.923 billion yen in income before income taxes for the third quarter accounting period, a 42.2 billion yen increase in funds as a consequence of lower installment receivables, and 47.796 billion yen in income taxes paid.

Cash flow from investing activities decreased by 4.535 billion yen due to 4.646 billion yen of the purchase of tangible fixed assets, etc.

Cash flow from financial activities slipped by 13.063 billion yen. This was due primarily to expenditures exceeding

proceeds from loans and issue of straight bonds by 214.721 billion yen as a result of repayments of loans and payments for redemption of straight bonds, to 104.048 billion yen in net proceeds from issuance of the Company's stock and disposal of treasury stock, and to 12.85 billion yen in cash dividends paid.

(Reference)

[Qualitative Information on Earnings Forecasts]

Earnings forecasts have not been changed.

Results for this quarter under review are closely in line with earnings forecasts previously announced on November 1, 2004. In addition, the acquisition of shares in Tokyo-Mitsubishi Cash One Ltd., announced on January 25, 2005 is expected to have a minimal impact on the business results for the fiscal year ending March 2005.

[Annexed Materials]

1. Summarized Consolidated Financial Statements

(1) Summarized Consolidated Balance Sheets

(Millions of yen)

Subject / Term	Prior third quarter consolidated accounting period (As of December 31, 2003)		This third quarter consolidated accounting period (As of December 31, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Change	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current assets	1,974,562	94.8	1,880,576	94.5	1,964,018	94.6	(83,441)	(4.2)
Cash and time deposits	92,213		99,185		77,930		21,255	27.3
Loans receivable	1,626,496		1,618,590		1,623,154		(4,564)	(0.3)
Installment receivables	247,846		185,983		228,299		(42,315)	(18.5)
Deferred tax assets	42,407		37,017		47,804		(10,787)	(22.6)
Short-term loans	53,971		25,997		80,996		(54,998)	(67.9)
Other current assets	36,550		41,500		38,777		2,722	7.0
Allowances for bad debts	(124,924)		(127,698)		(132,945)		5,247	(3.9)
II. Fixed assets	106,790	5.1	109,049	5.5	111,370	5.4	(2,321)	(2.1)
Tangible fixed assets	53,879		52,305		53,264		(958)	(1.8)
Intangible fixed assets	1,448		1,385		1,446		(60)	(4.2)
Investments and other assets	51,462		55,357		56,660		(1,302)	(2.3)
III. Deferred assets	1,108	0.1	—	—	—	—	—	—
Bond discount	1,108		—		—		—	—
Total Assets	2,082,462	100.0	1,989,626	100.0	2,075,389	100.0	(85,762)	(4.1)
(Liabilities)								
I. Current liabilities	437,501	21.0	385,923	19.4	428,456	20.7	(42,533)	(9.9)
Short-term loans	13,806		13,333		21,779		(8,446)	(38.8)
Current portion of long-term loans	317,995		275,967		292,375		(16,408)	(5.6)
Current portion of bonds and notes	40,387		45,300		40,000		5,300	13.3
Accrued income taxes	13,837		14,007		26,922		(12,914)	(48.0)
Deferred income on installment sales	29,337		17,749		25,671		(7,921)	(30.9)
Other current liabilities	22,135		19,565		21,708		(2,142)	(9.9)
II. Fixed liabilities	965,929	46.4	754,177	37.9	948,830	45.7	(194,652)	(20.5)
Straight bonds	290,463		230,340		255,720		(25,380)	(9.9)
Long-term loans	665,197		514,749		684,696		(169,946)	(24.8)
Other fixed liabilities	10,268		9,088		8,414		673	8.0
Total liabilities	1,403,431	67.4	1,140,100	57.3	1,377,287	66.4	(237,186)	(17.2)
(Minority interests in consolidated subsidiaries)								
Minority interests in consolidated subsidiaries	877	0.0	1,473	0.1	935	0.0	538	57.6
(Shareholders' equity)								
I. Common stock	17,282	0.8	63,832	3.2	17,282	0.8	46,550	269.3
II. Capital surplus	25,772	1.2	76,458	3.8	25,772	1.2	50,685	196.7
III. Earned surplus	644,429	31.0	714,430	35.9	661,536	31.9	52,893	8.0
IV. Securities valuation adjustment	3,703	0.2	6,093	0.3	5,823	0.3	269	4.6
V. Foreign currency translation adjustments	(1,935)	(0.1)	(1,961)	(0.1)	(2,150)	(0.1)	188	(8.8)
VI. Treasury stock	(11,099)	(0.5)	(10,801)	(0.5)	(11,099)	(0.5)	297	(2.7)
Total shareholders' equity	678,153	32.6	848,051	42.6	697,166	33.6	150,885	21.6
Total liabilities, minority interests, and shareholders' equity	2,082,462	100.0	1,989,626	100.0	2,075,389	100.0	(85,762)	(4.1)

(2) Summarized Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period From April 1, 2003 to December 31, 2003		This third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		Change		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	328,434	100.0	326,025	100.0	(2,408)	(0.7)	434,968	100.0
Interest on loans receivable	290,268		286,575		(3,692)	(1.3)	384,284	
Fees from credit card business	4,337		4,646		308	7.1	5,808	
Fees from installment sales finance business	17,116		12,240		(4,876)	(28.5)	22,029	
Fees on guaranteed loans receivable	3,155		4,988		1,832	58.1	4,503	
Collection of purchased receivables	1,207		4,892		3,684	305.1	2,088	
Other financial income	13		14		1	11.2	20	
Sales	6,078		6,258		179	2.9	7,970	
Other operating income	6,255		6,409		153	2.5	8,263	
II. Operating expenses	232,415	70.8	210,798	64.7	(21,617)	(9.3)	314,577	72.3
Financial expenses	20,503		17,258		(3,244)	(15.8)	26,910	
Cost of purchased receivables	690		3,170		2,479	358.9	1,317	
Cost of sales	3,833		3,898		64	1.7	4,934	
Other operating expenses	207,387		186,471		(20,916)	(10.1)	281,414	
Operating profit	96,019	29.2	115,227	35.3	19,208	20.0	120,391	27.7
III Non-operating income	1,024	0.3	1,124	0.4	100	9.8	1,297	0.3
IV. Non-operating expenses	2,118	0.6	1,993	0.6	(124)	(5.9)	2,915	0.7
Income before extraordinary items	94,925	28.9	114,358	35.1	19,432	20.5	118,773	27.3
V. Extraordinary income	397	0.1	1	0.0	(396)	(99.7)	3,331	0.8
VI. Extraordinary losses	1,001	0.3	1,436	0.5	435	43.5	1,771	0.4
Income before income taxes for the third quarter accounting period (fiscal year)	94,322	28.7	112,923	34.6	18,601	19.7	120,332	27.7
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	42,403	12.4	34,892	14.3	(7,510)	14.4	55,533	11.4
Deferred income taxes	(1,699)		11,659		13,359		(6,048)	
Gain (loss) on minority interests in consolidated subsidiaries	405	0.1	575	0.1	169	41.8	528	0.1
Net income for the third quarter accounting period (fiscal year)	53,212	16.2	65,795	20.2	12,582	23.6	70,319	16.2

(3) Summarized Consolidated Statements of Cash Flows

(Millions of yen)

Subject \ Term	Prior third quarter consolidated accounting period From April 1, 2003 to December 31, 2003	This third quarter consolidated accounting period From April 1, 2004 to December 31, 2004	Change	Prior consolidated fiscal year From April 1, 2003 to March 31, 2004
	Amount	Amount	Amount	Amount
I. Cash flows from operating activities				
Income before income taxes for the third quarter accounting period (fiscal year)	94,322	112,923	18,601	120,332
Depreciation and amortization	3,901	3,813	(87)	5,245
Increase (decrease) in allowance for bad debts	14,339	(4,923)	(19,263)	22,812
Decrease (increase) in loans outstanding	33,785	4,412	(29,373)	36,945
Decrease (increase) in installment receivables	31,978	42,200	10,221	51,338
Increase (decrease) in deferred income on installment sales	(8,307)	(7,909)	398	(11,952)
Other operating activities	1,265	(1,810)	(3,076)	(161)
Subtotal	171,284	148,705	(22,579)	224,560
Income taxes paid	(60,759)	(47,796)	12,963	(60,770)
Others	288	410	121	368
Cash used in operating activities	110,813	101,318	(9,494)	164,158
II. Cash flow from investing activities				
Purchase of tangible fixed assets	(1,855)	(4,646)	(2,790)	(2,159)
Other investment activities	1,842	110	(1,731)	(3,239)
Net cash provided by (used in) investing activities	(13)	(4,535)	(4,521)	(5,398)
III. Cash flow from financing activities				
Proceeds from short-term loans	26,560	34,864	8,303	38,872
Repayments of short-term loans	(42,187)	(43,200)	(1,012)	(46,385)
Proceeds from issue of straight bonds	34,768	9,935	(24,833)	34,767
Payments for redemption of straight bonds	(30,292)	(30,000)	292	(63,074)
Proceeds from long-term debt	194,709	36,537	(158,171)	350,602
Repayments of long-term debt	(282,991)	(222,858)	60,133	(445,015)
Net proceeds from issuance of the Company's stock	—	92,625	92,625	—
Net proceeds from disposal of treasury stock	—	11,423	11,423	—
Payments for purchase of treasury stock	(11,066)	(7,007)	4,059	(11,066)
Cash dividends paid by the Company	(11,540)	(12,850)	(1,310)	(11,592)
Other financing activities	(10,239)	(100)	10,139	(13,213)
Net cash provided by financing activities	(132,279)	(130,630)	1,648	(166,105)
IV. Effect of exchange rate change on cash and cash equivalents	(339)	93	433	(520)
V. Increase (decrease) in cash and cash equivalents	(21,818)	(33,753)	(11,934)	(7,865)
VI. Cash and cash equivalents at the beginning of the fiscal year	166,739	158,873	(7,865)	166,739
VII. Cash and cash equivalents at the end of third quarter accounting period (fiscal year)	144,921	125,120	(19,800)	158,873

2. Consolidated Operating Results

(1) Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2003 to December 31, 2003		This third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Financial service businesses	322,797	% 98.3	320,479	% 98.3	427,698	% 98.3
Loan business	295,654	90.0	291,926	89.6	391,259	90.0
Credit card business	4,388	1.3	4,730	1.4	5,876	1.3
Installment sales finance business	17,655	5.4	12,783	3.9	22,738	5.2
Guarantee business	3,450	1.1	5,406	1.7	5,037	1.2
Loan servicing business	1,648	0.5	5,633	1.7	2,786	0.6
Others	0	0.0	0	0.0	0	0.0
Other businesses	5,637	1.7	5,546	1.7	7,269	1.7
Rental business	2,723	0.8	2,841	0.9	3,527	0.8
Others	2,913	0.9	2,704	0.8	3,742	0.9
Total	328,434	100.0	326,025	100.0	434,968	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2003)	This third quarter consolidated accounting period (As of December 31, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
Loan business	1,626,496	1,618,590	1,623,154
Credit card business	45,849	49,527	46,731
Credit card	45,065	48,923	45,941
Others	783	603	789
Installment sales finance business	201,997	136,455	181,567
Loan servicing business	4,066	7,671	6,082
Total	1,878,410	1,812,245	1,857,536

2) Bad Debts

(Millions of yen)

Category \ Term	Prior third quarter consolidated accounting period (As of December 31, 2003)	This third quarter consolidated accounting period (As of December 31, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
Loans to borrowers in bankruptcy or under reorganization	9,671	8,851	9,280
Loans in arrears	31,712	33,036	36,966
Loans past due for three months or more	3,486	2,834	1,787
Restructured loans	28,160	35,637	32,225
Total	73,030	80,360	80,259

(Category criteria of concerning situations of bad debts)

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans of accrued interest

Loans in arrears

Other delinquent loans exclusive of accrued interest. This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

3) Number of Customer Accounts

Segment \ Term	Prior third quarter consolidated accounting period (As of December 31, 2003)	This third quarter consolidated accounting period (As of December 31, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
Loan business	3,160,924	3,231,801	3,161,894
Credit card business	972,991	1,202,542	1,071,681
Credit card	965,914	1,196,353	1,064,492
Others	7,077	6,189	7,189
Installment sales finance business	935,133	915,165	886,110
Loan servicing business	20,726	87,334	31,851
Rental business	11,350	9,789	13,038

Notes: The definition of number of customer accounts is as follows,
(1) Loan business: Number of loan accounts with loan balance outstanding
(2) Credit card business
Credit card: Cardholder of ACOM MasterCard®
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Loan servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the period

4) Other

Item \ Term	Prior third quarter consolidated accounting period (As of December 31, 2003)	This third quarter consolidated accounting period (As of December 31, 2004)	Prior consolidated fiscal year (As of March 31, 2004)
Number of outlets	1,795	1,779	1,764
Number of employees	6,145	6,320	6,161
Allowance for bad debts (Millions of yen)	126,887	130,393	135,350
Allowance for loss on debt guarantee (Millions of yen)	1,471	2,740	1,865
Bad debt write-offs (Millions of yen)	88,063	85,318	116,519

Note: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

3. Summarized Financial Statements (Non-consolidated)

(1) Summarized Balance Sheets

(Millions of yen)

Subject \ Term	Prior third quarter accounting period (As of December 31, 2003)		This third quarter accounting period (As of December 31, 2004)		Prior consolidated fiscal year (As of March 31, 2004)		Changes	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio	Amount	Percentage
(Assets)		%		%		%		%
I. Current assets	1,875,322	92.4	1,789,527	92.8	1,870,175	92.6	(80,648)	(4.3)
Cash and time deposits	81,347		89,141		69,015		20,126	29.2
Loans receivable	1,616,518		1,602,794		1,612,799		(10,005)	(0.6)
Installment receivables	173,058		129,051		159,907		(30,855)	(19.3)
Deferred tax assets	41,082		35,468		46,530		(11,062)	(23.8)
Short-term loans	53,021		24,997		80,046		(55,048)	(68.8)
Other current assets	29,234		29,184		28,877		306	1.1
Allowances for bad debts	(118,940)		(121,110)		(127,000)		5,890	(4.6)
II. Fixed assets	153,800	7.6	139,398	7.2	149,472	7.4	(10,074)	(6.7)
Tangible fixed assets	39,767		38,519		39,190		(670)	(1.7)
Intangible fixed assets	1,208		1,145		1,206		(60)	(5.0)
Investments and other assets	112,825		99,732		109,076		(9,343)	(8.6)
Total Assets	2,029,123	100.0	1,928,925	100.0	2,019,648	100.0	(90,722)	(4.5)
(Liabilities)								
I. Current liabilities	403,683	19.9	351,786	18.2	398,005	19.7	(46,219)	(11.6)
Short-term loans	2,500		2,500		11,500		(9,000)	(78.3)
Current portion of long-term loans	309,800		269,856		285,304		(15,447)	(5.4)
Current portion of bonds and notes	40,000		40,000		40,000		—	—
Accrued income taxes	13,549		13,385		26,319		(12,934)	(49.1)
Deferred income on installment sales	19,897		10,671		17,276		(6,605)	(38.2)
Other current liabilities	17,936		15,372		17,604		(2,232)	(12.7)
II. Fixed liabilities	944,837	46.6	731,945	38.0	927,560	45.9	(195,614)	(21.1)
Straight bonds	255,000		225,000		245,000		(20,000)	(8.2)
Long-term loans	681,403		503,106		678,285		(175,179)	(25.8)
Other fixed liabilities	8,433		3,839		4,274		(435)	(10.2)
Total liabilities	1,348,520	66.5	1,083,731	56.2	1,325,566	65.6	(241,834)	(18.2)
(Shareholders' equity)								
I. Common stock	17,282	0.8	63,832	3.3	17,282	0.9	46,550	269.3
II. Capital surplus	25,772	1.3	76,458	4.0	25,772	1.3	50,685	196.7
III. Earned surplus	644,972	31.8	709,621	36.8	656,326	32.5	53,294	8.1
IV. Securities valuation adjustment	3,674	0.2	6,082	0.3	5,799	0.3	282	4.9
V. Treasury stock	(11,099)	(0.6)	(10,801)	(0.6)	(11,099)	(0.6)	297	(2.7)
Total shareholders' equity	680,603	33.5	845,193	43.8	694,082	34.4	151,111	21.8
Total liabilities and shareholders' equity	2,029,123	100.0	1,928,925	100.0	2,019,648	100.0	(90,722)	(4.5)

(2) Summarized Income Statements

(Millions of yen)

Subject \ Term	Prior third quarter accounting period From April 1, 2003 to December 31, 2003		This third quarter accounting period From April 1, 2004 to December 30, 2004		Change		Prior fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	311,181	100.0	303,969	100.0	(7,211)	(2.3)	411,799	100.0
Interest on loans receivable	286,564		280,983		(5,581)	(1.9)	379,332	
Fees from credit card business	4,268		4,581		312	7.3	5,714	
Fees from installment sales finance business	10,697		7,381		(3,316)	(31.0)	13,799	
Fees on guaranteed loans receivables	3,155		4,988		1,832	58.1	4,503	
Other financial income	11		14		2	19.1	18	
Sales	636		158		(478)	(75.2)	735	
Other operating income	5,847		5,863		16	0.3	7,695	
II. Operating expenses	218,429	70.2	192,704	63.4	(25,724)	(11.8)	295,918	71.9
Financial expenses	19,803		16,628		(3,175)	(16.0)	26,115	
Cost of Sales	634		157		(476)	(75.2)	731	
Other operating expenses	197,991		175,919		(22,072)	(11.1)	269,072	
Operating profit	92,751	29.8	111,265	36.6	18,513	20.0	115,880	28.1
III. Non-operating income	1,609	0.5	1,647	0.6	37	2.4	2,086	0.5
IV. Non-operating expenses	118	0.0	576	0.2	458	386.1	167	0.0
Income before extraordinary items	94,242	30.3	112,335	37.0	18,093	19.2	117,799	28.6
V. Extraordinary income	395	0.1	0	0.0	(395)	(99.9)	3,198	0.8
VI. Extraordinary losses	1,044	0.3	1,170	0.4	126	12.1	7,861	1.9
Income before income taxes for the third quarter accounting period (fiscal year)	93,593	30.1	111,165	36.6	17,571	18.8	113,136	27.5
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	41,380	12.7	33,436	14.8	(7,944)	14.4	54,160	11.6
Deferred income taxes	(2,080)		11,533		13,613		(6,671)	
Net income for the third quarter accounting period (fiscal year)	54,293	17.4	66,196	21.8	11,902	21.9	65,648	15.9
Retained earnings carried forward from the previous period	25,871		26,228		356	1.4	25,871	
Retirement of treasury stock	3,771		—		(3,771)	—	3,771	
Interim dividends	5,742		7,123		1,380	24.0	5,742	
Unappropriated retained earnings for the third quarter accounting period (fiscal year)	70,652		85,300		14,648	20.7	82,006	

EXHIBIT

DATA BOOK
Quarterly Report

The Third Quarter Report for The Fiscal Year Ending March, 2005

ACOM CO., LTD.

2005/1
January 2005
Code No. 8572

Contents

Notes to DATA BOOK

Note:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Note:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

Note:3. That the average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen.

Note:4. The total amounts shown in the tables may not necessarily aggregate up with the sums of the individual amounts.

Note:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

Note:6. "(E)" indicates estimates.

Note:7. "C.R." indicates composition ratio.

1. Income and Expenses (Consolidated)

(Millions of yen)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3(E)	YOY %
Operating Income	437,572	5.5	109,443	218,875	328,434	434,968	-0.6	107,558	-1.7	216,650	-1.0	**326,025**	**-0.7**	428,700	-1.4
Operating Expenses	290,877	19.4	82,225	158,550	232,415	314,577	8.1	73,532	-10.6	138,004	-13.0	**210,798**	**-9.3**	290,500	-7.6
Financial Expenses	30,562	2.2	7,117	13,632	20,503	26,910	-11.9	6,002	-15.7	11,753	-13.8	**17,258**	**-15.8**	23,100	-14.1
Provision for Bad Debts	115,671	60.5	39,990	72,733	103,381	140,505	21.5	30,545	-23.6	51,528	-29.2	**81,240**	**-21.4**	110,000	-21.7
Operating Profit	146,695	-14.3	27,217	60,325	96,019	120,391	-17.9	34,025	25.0	78,645	30.4	**115,227**	**20.0**	138,200	14.8
Non-operating Income	1,380	-31.9	489	732	1,024	1,297	-6.0	494	1.1	821	12.1	**1,124**	**9.8**	1,200	-1.2
Non-operating Expenses	3,831	166.0	761	1,524	2,118	2,915	-23.9	1,016	33.6	1,626	6.7	**1,993**	**-5.9**	2,400	-15.8
Income Before Extraordinary Items	144,244	-16.1	26,945	59,533	94,925	118,773	-17.7	33,503	24.3	77,839	30.7	**114,358**	**20.5**	137,000	15.4
Extraordinary Income	5	-99.7	5	183	397	3,331	-	-	-	1	-99.5	**1**	**-99.7**	1	-100.0
Extraordinary Losses	9,836	35.4	83	697	1,001	1,771	-82.0	220	163.8	1,362	95.4	**1,436**	**43.5**	2,701	53.1
Income Before Income Taxes	134,414	-19.5	26,868	59,020	94,322	120,332	-10.5	33,282	23.9	76,478	29.6	**112,923**	**19.7**	134,300	11.6
Net Income	75,096	-21.5	14,538	32,918	53,212	70,319	-6.4	19,220	32.2	44,606	35.5	**65,795**	**23.6**	78,300	11.4

2. Operating Income by Segment (Consolidated)

(Millions of yen)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3(E)	YOY %
Operating Income	437,572	5.5	109,443	218,875	328,434	434,968	-0.6	107,558	-1.7	216,650	-1.0	**326,025**	**-0.7**	428,700	-1.4
Loan Business	398,057	4.6	98,758	197,486	295,654	391,259	-1.7	96,419	-2.4	193,749	-1.9	**291,926**	**-1.3**	384,200	-1.8
Credit Card Business	5,096	35.1	1,423	2,890	4,388	5,876	15.3	1,514	6.4	3,123	8.1	**4,730**	**7.8**	6,000	1.3
Installment Sales Finance Business	25,725	9.0	6,220	12,144	17,655	22,738	-11.6	4,622	-25.7	8,877	-26.9	**12,783**	**-27.6**	15,900	-29.9
Guarantee Business	1,866	483.8	944	2,167	3,450	5,037	169.8	1,666	76.5	3,511	62.0	**5,406**	**56.7**	7,400	47.2
Loan Servicing Business	925	383.9	527	975	1,648	2,786	201.2	1,899	260.0	4,033	313.3	**5,633**	**241.7**	7,700	178.5
Rental Business	3,629	-5.8	827	1,687	2,723	3,527	-2.8	841	1.7	1,717	1.8	**2,841**	**4.4**	4,000	13.0
Others	2,271	-13.8	742	1,523	2,913	3,742	64.8	595	-19.8	1,638	7.6	**2,704**	**-7.2**	3,500	-6.7

3. Receivables Outstanding by Segment (Consolidated)

			2004/3					2005/3							
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,941,244	2.8	1,926,343	1,904,745	1,878,410	1,857,536	-4.3	1,842,057	-4.4	1,830,314	-3.9	**1,812,245**	**-3.5**	1,808,600	-2.6
Loan Business	1,660,256	2.6	1,650,402	1,642,488	1,626,496	1,623,154	-2.2	1,623,535	-1.6	1,628,157	-0.9	**1,618,590**	**-0.5**	1,625,200	0.1
ACOM CO., LTD.	1,652,890	2.2	1,642,098	1,633,600	1,616,518	1,612,799	-2.4	1,611,833	-1.8	1,614,243	-1.2	**1,602,794**	**-0.8**	1,607,500	-0.3
JCK CREDIT CO., LTD.	153	-53.1	128	107	83	66	-56.8	57	-55.4	49	-53.8	**40**	**-52.0**	40	-41.7
SIAM A&C CO., LTD.	7,212	382.3	8,175	8,780	9,894	10,289	42.7	11,644	42.4	13,864	57.9	**15,756**	**59.2**	17,660	72.0
Credit Card Business	41,850	30.4	43,603	44,863	45,849	46,731	11.7	47,747	9.5	48,973	9.2	**49,527**	**8.0**	49,600	6.2
ACOM MasterCard®	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	48,336	9.6	**48,923**	**8.6**	49,100	6.9
JCK CREDIT CO., LTD.	684	9.6	717	747	756	758	10.8	707	-1.4	619	-17.1	**587**	**-22.4**	500	-33.2
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance Business	237,948	0.2	230,620	214,738	201,997	181,567	-23.7	165,534	-28.2	145,927	-32.0	**136,455**	**-32.4**	122,400	-32.6
ACOM CO., LTD.	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	89,279	-34.9	**80,111**	**-37.4**	74,800	-34.3
JCK CREDIT CO., LTD.	77,338	10.5	74,499	69,461	66,056	59,785	-22.7	53,685	-27.9	45,596	-34.4	**39,855**	**-39.7**	33,900	-43.3
SIAM A&C CO., LTD.	7,406	18.3	8,045	8,095	7,974	7,847	6.0	9,493	18.0	11,051	36.5	**16,488**	**106.8**	13,700	73.1
Loan Servicing Business	1,189	706.5	1,716	2,655	4,066	6,082	411.1	5,239	205.2	7,256	173.3	**7,671**	**88.7**	11,400	87.1

4. Number of Customer Accounts by Segment (Consolidated)

			2004/3					2005/3							
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Loan Business	3,161,304	3.4	3,157,678	3,155,453	3,160,924	3,161,894	0.0	3,177,508	0.6	3,214,903	1.9	**3,231,801**	**2.2**	3,203,600	1.3
ACOM CO., LTD.	3,032,330	-0.1	3,011,817	2,992,710	2,971,636	2,954,073	-2.6	2,941,271	-2.3	2,932,749	-2.0	**2,914,385**	**-1.9**	2,925,500	-1.0
JCK CREDIT CO., LTD.	1,122	-58.7	965	824	639	422	-62.4	303	-68.6	246	-70.1	**198**	**-69.0**	100	-76.3
SIAM A&C CO., LTD.	127,852	544.1	144,896	161,919	188,649	207,399	62.2	235,934	62.8	281,908	74.1	**317,218**	**68.2**	278,000	34.0
Credit Card Business	1,021,131	0.5	1,002,011	982,503	972,991	1,071,681	5.0	1,074,324	7.2	1,196,546	21.8	**1,202,542**	**23.6**	1,207,200	12.6
ACOM MasterCard®	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	1,190,132	22.0	**1,196,353**	**23.9**	1,202,000	12.9
JCK CREDIT CO., LTD.	6,004	21.2	6,431	6,431	6,871	6,982	16.3	6,740	4.8	6,212	-3.4	**5,989**	**-12.8**	5,000	-28.4
SIAM A&C CO., LTD.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Installment Sales Finance Business	991,162	9.4	991,217	960,210	937,716	886,110	-10.6	874,657	-11.8	863,342	-10.1	**915,165**	**-2.4**	911,600	2.9
ACOM CO., LTD.	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	332,357	-23.9	**309,185**	**-25.8**	296,100	-23.5
JCK CREDIT CO., LTD.	263,202	6.7	257,168	244,798	237,627	222,424	-15.5	205,681	-20.0	183,190	-25.2	**165,395**	**-30.4**	133,200	-40.1
SIAM A&C CO., LTD.	248,778	44.3	271,712	278,614	283,595	276,425	11.1	308,863	13.7	347,795	24.8	**440,585**	**55.4**	482,300	74.5
Loan Servicing Business	10,540	618.0	12,419	14,851	20,726	31,851	202.2	33,864	172.7	49,097	230.6	**87,334**	**321.4**	-	-

Note 1. Loan Business: Number of customer accounts with outstanding balance that includes non-interest bearing balance.
Note 2. Credit Card Business: Number of cardholders.
Note 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
Note 4. Loan Servicing Business: Number of accounts for purchased loans.

5. Income and Expenses (ACOM)

(Millions of yen)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Operating Income	419,258	4.6	103,737	207,507	311,181	411,799	-1.8	100,865	-2.8	202,207	-2.6	**303,969**	**-2.3**	398,700	-3.2
Operating Expenses	276,677	19.3	77,602	149,502	218,429	295,918	7.0	68,185	-12.1	126,102	-15.7	**192,704**	**-11.8**	265,700	-10.2
Financial Expenses	29,585	3.4	6,845	13,138	19,803	26,115	-11.7	5,815	-15.1	11,364	-13.5	**16,628**	**-16.0**	22,200	-15.0
Provision for Bad Debts	112,108	60.2	38,740	70,211	99,556	135,474	20.8	29,491	-23.9	49,109	-30.1	**77,136**	**-22.5**	104,200	-23.1
Other Operating Expenses	134,878	1.2	32,005	66,103	98,435	133,597	-0.9	32,860	2.7	65,611	-0.7	**98,782**	**0.4**	139,283	4.3
Operating Profit	142,581	-15.6	26,134	58,004	92,751	115,880	-18.7	32,680	25.0	76,104	31.2	**111,265**	**20.0**	133,000	14.8
Non-operating Income	2,118	-0.4	654	1,130	1,609	2,086	-1.5	716	9.4	1,217	7.7	**1,647**	**2.4**	1,980	-6.8
Non-operating Expenses	197	-51.6	46	114	118	167	-15.0	490	961.4	571	399.7	**576**	**386.1**	580	242.1
Income Before Extraordinary Items	144,502	-15.3	26,743	59,020	94,242	117,799	-18.5	32,906	23.0	76,750	30.0	**112,335**	**19.2**	134,400	14.1
Extraordinary Income	5	202.6	5	183	395	3,198	-	-	-	0	-99.8	**0**	**-99.9**	0	-100.0
Extraordinary Losses	9,925	43.5	101	725	1,044	7,861	-20.8	231	129.2	1,087	49.8	**1,170**	**12.1**	2,400	-70.1
Income Before Income Taxes	134,582	-17.8	26,648	58,478	93,593	113,136	-15.9	32,674	22.6	75,663	29.4	**111,165**	**18.8**	132,000	16.7
Income Taxes, current	68,070	-14.2	10,820	27,890	41,380	54,160	-20.4	3,510	-67.6	20,400	-26.9	**33,436**	**-19.2**	45,900	-15.3
Income Taxes, deferred	-10,977	5.9	898	-3,075	-2,080	-6,671	-39.2	9,741	984.3	10,148	-430.0	**11,533**	**-654.4**	7,400	-211.4
Net Income	77,489	-18.2	14,929	33,663	54,293	65,648	-15.3	19,422	30.1	45,115	34.0	**66,196**	**21.9**	78,700	19.9

6. Operating Income by Category (ACOM)

(Millions of yen)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Operating Income	419,258	4.6	103,737	207,507	311,181	411,799	-1.8	100,865	-2.8	202,207	-2.6	**303,969**	**-2.3**	398,700	-3.2
Interest on Loans Receivable	388,483	4.1	95,696	191,358	286,564	379,332	-2.4	93,148	-2.7	186,804	-2.4	**280,983**	**-1.9**	369,400	-2.6
Fees from Credit Card Business	4,986	35.0	1,384	2,812	4,268	5,714	14.6	1,487	7.5	3,019	7.3	**4,581**	**7.3**	5,800	0.6
Fees from Installment Sales Financing	16,166	-0.7	3,753	7,335	10,697	13,799	-14.6	2,783	-25.8	5,221	-28.8	**7,381**	**-31.0**	9,000	-34.7
Fees from Credit Guarantees	1,866	483.8	943	2,165	3,448	5,035	169.7	1,571	66.6	3,498	61.5	**5,387**	**56.2**	7,400	46.2
Sales	105	-	11	50	636	735	600.0	18	59.3	18	-64.4	**158**	**-75.2**	18	-97.6
Others	7,651	4.9	1,948	3,784	5,565	7,181	-6.1	1,855	-4.7	3,645	-3.7	**5,478**	**-1.6**	7,082	-1.1

7. Receivables Outstanding(ACOM)

			2004/3					2005/3							
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3(E)	YOY %
Receivables Outstanding (Millions of yen)	1,847,259	2.1	1,833,060	1,814,898	1,789,576	1,772,706	-4.0	1,761,229	-3.9	1,751,876	-3.5	**1,731,846**	**-3.2**	1,731,400	-2.3
Loan Business	1,652,890	2.2	1,642,098	1,633,600	1,616,518	1,612,799	-2.4	1,611,833	-1.8	1,614,243	-1.2	**1,602,794**	**-0.8**	1,607,500	-0.3
Unsecured Loans	1,582,751	2.2	1,572,165	1,564,537	1,549,587	1,548,616	-2.2	1,550,063	-1.4	1,554,121	-0.7	**1,545,079**	**-0.3**	1,542,700	-0.4
Consumers	1,582,125	2.2	1,571,626	1,564,092	1,549,197	1,548,274	-2.1	1,549,761	-1.4	1,553,851	-0.7	**1,544,840**	**-0.3**	1,542,500	-0.4
Commercials	625	-40.1	538	445	390	341	-45.4	302	-43.9	269	-39.4	**238**	**-38.9**	200	-44.3
Secured Loans	70,139	3.2	69,932	69,063	66,930	64,183	-8.5	61,769	-11.7	60,121	-12.9	**57,714**	**-13.8**	64,800	1.0
Credit Card Business	41,166	30.8	42,886	44,115	45,092	45,973	11.7	47,040	9.7	48,353	9.6	**48,940**	**8.5**	49,100	6.8
ACOM MasterCard®	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	48,336	9.6	**48,923**	**8.6**	49,100	6.9
Installment Sales Finance Business	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	89,279	-34.9	**80,111**	**-37.4**	74,800	-34.3
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	524	2.3	524	525	524	527	0.6	529	1.0	532	1.3	**532**	**1.5**	530	0.6

8. Number of Customer Accounts(ACOM)

			2004/3					2005/3							
	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3(E)	YOY %
Loan Business	3,032,330	-0.1	3,011,817	2,992,710	2,971,636	2,954,073	-2.6	2,941,271	-2.3	2,932,749	-2.0	**2,914,385**	**-1.9**	2,925,500	-1.0
Unsecured Loans	3,017,837	-0.1	2,997,276	2,978,301	2,957,545	2,940,345	-2.6	2,927,931	-2.3	2,919,642	-2.0	**2,901,621**	**-1.9**	2,911,500	-1.0
Consumers	3,017,176	-0.1	2,996,682	2,977,794	2,957,098	2,939,945	-2.6	2,927,581	-2.3	2,919,333	-2.0	**2,901,345**	**-1.9**	2,911,300	-1.0
Commercials	661	-24.2	594	507	447	400	-39.5	350	-41.1	309	-39.1	**276**	**-38.3**	200	-50.0
Secured Loans	14,493	4.1	14,541	14,409	14,091	13,728	-5.3	13,340	-8.3	13,107	-9.0	**12,764**	**-9.4**	14,000	2.0
Credit Card Business	1,015,127	0.3	995,580	976,072	966,120	1,064,699	4.9	1,067,584	7.2	1,190,334	22.0	**1,196,553**	**23.9**	1,202,200	12.9
ACOM MasterCard®	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	1,190,132	22.0	**1,196,353**	**23.9**	1,202,000	12.9
Installment Sales Finance Business	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	332,357	-23.9	**309,185**	**-25.8**	296,100	-23.5

Note 1: Loan Business: Number of customer accounts with outstanding balance.
Note 2: ACOM MasterCard®: Number of cardholders.
Note 3: Installment Sales Finance Business: Number of contracts with receivables outstanding.

9. Number of New Loan Customers(ACOM)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	2004/12	YOY %	2005/3(E)	YOY %
Number of New Loan Customers	408,146	-8.0	97,142	187,072	272,784	359,311	-12.0	89,688	-7.7	176,088	-5.9	**257,841**	**-5.5**	361,000	0.5
Unsecured Loans	406,693	-8.0	96,805	186,521	272,127	358,570	-11.8	89,586	-7.5	175,856	-5.7	**257,512**	**-5.4**	360,000	0.4
Consumers	406,685	-8.0	96,805	186,521	272,127	358,570	-11.8	89,586	-7.5	175,856	-5.7	**257,512**	**-5.4**	360,000	0.4
Commercials	8	-57.9	0	0	0	0	-100.0	0	-	0	-	**0**	**-**	0	-
Secured Loans	1,453	7.3	337	551	657	741	-49.0	102	-69.7	232	-57.9	**329**	**-49.9**	1,000	35.0

10. Number of Loan Business Outlets(ACOM)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Loan Business Outlets	1,716	-45	1,722	1,730	1,730	1,699	-17	1,697	-2	1,702	3	**1,714**	**15**	1,751	52
Staffed	468	-53	435	410	381	381	-87	356	-25	328	-53	**326**	**-55**	328	-53
Unstaffed	1,248	8	1,287	1,320	1,349	1,318	70	1,341	23	1,374	56	**1,388**	**70**	1,423	105

11. Cash Dispensers, ATMs and MUJINKUN(ACOM)

(Numbers)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Cash Dispensers and ATMs	69,215	19,438	72,215	74,079	74,594	76,282	7,067	79,530	3,248	82,125	5,843	**81,713**	**5,431**	-	-
Proprietary	2,026	-42	2,032	2,039	2,037	1,961	-65	1,912	-49	1,844	-117	**1,858**	**-103**	1,893	-68
Open 365 Days/Year	2,020	-39	2,026	2,033	2,033	1,957	-63	1,908	-49	1,840	-117	**1,854**	**-103**		
Open 24 Hours/Day	1,749	-24	1,756	1,763	1,765	1,705	-44	1,666	-39	1,616	-89	**1,628**	**-77**	-	-
Tie-up	67,189	19,480	70,183	72,040	72,557	74,321	7,132	77,618	3,297	80,281	5,960	**79,855**	**5,534**	-	-
Others	7,621	10	8,257	8,328	8,374	8,424	803	8,432	8	8,509	85	**8,614**	**190**	-	-
Number of MUJINKUN Machine	1,706	-45	1,712	1,720	1,723	1,692	-14	1,691	-1	1,698	6	**1,712**	**20**	1,747	55
Number of QUICK MUJIN Machine	-	-	-	-	-	-	-	-	-	-	-	**4**	**4**	50	50

Note 1: "Others" indicates receipt of payment by convenience stores under an agency agreement.
Note 2: "MUJINKUN" is Automatic Contract Machine.
Note 3: "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

12. Employees(ACOM)

			2004/3					2005/3							
	2003/3	YOY	2003/6	2003/9	2003/12	2004/3	YOY	2004/6	YTD	2004/9	YTD	2004/12	YTD	2005/3(E)	YOY
Number of Employees	4,405	39	4,474	4,369	4,298	4,238	-167	4,282	44	4,237	-1	**4,205**	**-33**	4,238	0
Head Office	869	113	909	917	924	932	63	907	-25	920	-12	**936**	**4**	937	5
Credit Supervision related	302	61	334	348	354	345	43	331	-14	322	-23	**337**	**-8**	339	-6
Financial Service Business Division	3,536	-74	3,565	3,452	3,374	3,306	-230	3,375	69	3,317	11	**3,269**	**-37**	3,301	-5
Contact Center	1,059	724	1,081	985	972	943	-116	932	-11	943	0	**892**	**-51**	-	-
Credit Card/Installment Business Dept.	228	-3	308	317	341	346	118	365	19	354	8	**354**	**8**	316	-30
Guarantee Business Dept.	-	-	-	-	-	-	-	40	40	44	44	**47**	**47**	58	58

Note: The number of employees as of September 2002 and March 2003 is adjusted according to organizational change in June 2003.

13. Unsecured Loans Receivable Outstanding for Consumers by Interest Rate(ACOM)

(Millions of yen)

Effective Annual Interest Rate	2004/3				2004/6				2004/9				2004/12				2005/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	**Number of Accounts**	**C.R.**	**Receivables Outstanding**	**C.R.**	Number of Accounts	C.R.	Receivables Outstanding	C.R.
Loans Receivable Outstanding	2,939,945	100.0	1,548,274	100.0	2,927,581	100.0	1,549,761	100.0	2,919,333	100.0	1,553,851	100.0	**2,901,345**	**100.0**	**1,544,840**	**100.0**	-	-	1,542,500	100.0
28.470% and Higher	100,931	3.4	39,701	2.5	93,997	3.2	37,267	2.4	88,251	3.0	35,267	2.3	**83,277**	**2.9**	**33,261**	**2.2**	-	-	32,700	2.1
27.375%	1,759,830	59.9	642,084	41.5	1,762,554	60.2	645,909	41.7	1,769,884	60.6	653,391	42.0	**1,766,067**	**60.9**	**652,262**	**42.2**	-	-	643,500	41.7
25.000% - 26.500%	545,094	18.5	338,972	21.9	541,614	18.5	343,952	22.2	535,642	18.3	345,824	22.3	**525,547**	**18.1**	**342,827**	**22.2**	-	-	335,600	21.8
20.000% - 24.820%	321,498	10.9	312,491	20.2	313,375	10.7	309,426	20.0	305,928	10.5	306,403	19.7	**303,272**	**10.4**	**304,755**	**19.7**	-	-	309,300	20.0
18.250% - 19.000%	46,184	1.6	87,939	5.7	44,841	1.5	85,597	5.5	43,944	1.5	83,817	5.4	**42,771**	**1.5**	**81,508**	**5.3**	-	-	87,200	5.7
15.000% - 18.000%	52,657	1.8	92,256	6.0	51,607	1.8	90,589	5.8	51,511	1.8	90,512	5.8	**51,076**	**1.8**	**89,562**	**5.8**	-	-	91,300	5.9
Less than 15.000%	113,751	3.9	34,827	2.2	119,593	4.1	37,018	2.4	124,173	4.3	38,635	2.5	**129,335**	**4.4**	**40,663**	**2.6**	-	-	42,900	2.8
Average Loan Yield	-	-	23.72	-	-	-	23.61	-	-	-	23.57	-	-	-	**23.56**	-	-	-	23.36	-

Note:Average Yield = Interest on Loans Receivable/Term Average of Receivable Outstanding at the Beginning of the Year

14. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding(ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2004/3				2004/6				2004/9				2004/12				2005/3(E)			
	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	Number of Accounts	C.R.	Receivables Outstanding	C.R.	**Number of Accounts**	**C.R.**	**Receivables Outstanding**	**C.R.**	Number of Accounts	C.R.	Receivables Outstanding	C.R.
≦ 100	440,892	15.0	20,278	1.3	438,167	15.0	20,107	1.3	433,535	14.9	19,956	1.3	**437,671**	**15.1**	**19,691**	**1.3**	-	-	19,800	1.3
100＜ ≦ 300	557,345	18.9	124,248	8.0	547,107	18.7	121,873	7.9	535,625	18.3	119,178	7.7	**525,301**	**18.1**	**116,940**	**7.6**	-	-	118,300	7.7
300＜ ≦ 500	1,298,519	44.2	599,785	38.7	1,298,710	44.3	600,462	38.7	1,306,240	44.7	604,453	38.9	**1,297,760**	**44.7**	**599,708**	**38.8**	-	-	600,100	38.9
500＜ ≦ 1000	359,923	12.3	307,933	20.0	356,139	12.2	304,405	19.6	353,103	12.1	301,735	19.4	**348,700**	**12.0**	**297,220**	**19.2**	-	-	299,500	19.4
1000＜	283,266	9.6	496,029	32.0	287,458	9.8	502,911	32.5	290,830	10.0	508,528	32.7	**291,913**	**10.1**	**511,279**	**33.1**	-	-	504,800	32.7
Total	2,939,945	100.0	1,548,274	100.0	2,927,581	100.0	1,549,761	100.0	2,919,333	100.0	1,553,851	100.0	**2,901,345**	**100.0**	**1,544,840**	**100.0**	-	-	1,542,500	100.0

15. Bad Debt Write-offs(ACOM)

[Bad Debt Write-offs]

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Bad Debt Write-offs (Millions of yen)	81,608	50.4	27,667	57,811	85,375	112,598	38.0	27,888	0.8	54,114	-6.4	**81,868**	**-4.1**	108,700	-3.5
Loan Business	75,428	47.9	25,555	53,336	78,437	103,093	36.7	25,008	-2.1	48,487	-9.1	**73,399**	**-6.4**	96,900	-6.0
Unsecured Loans	75,039	50.9	25,442	51,632	76,647	100,781	34.3	24,834	-2.4	48,084	-6.9	**72,814**	**-5.0**	96,100	-4.7
Secured Loans	388	-69.9	113	1,703	1,790	2,312	494.8	174	54.0	402	-76.4	**585**	**-67.3**	800	-64.7
ACOM MasterCard®	3,344	89.2	1,173	2,413	3,599	4,745	41.9	1,174	0.0	2,276	-5.7	**3,373**	**-6.3**	4,600	-2.6
Installment Sales Finance Business	2,457	66.6	666	1,400	2,130	2,890	17.6	874	31.1	1,611	15.1	**2,347**	**10.2**	3,400	16.5
Guarantee Business	306	-	268	657	1,201	1,860	506.1	829	209.3	1,737	164.3	**2,744**	**128.4**	3,800	107.7

[Ratio of Bad Debt Write-offs]

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	YOY %	2005/3(E)	YOY %
Loan Business (%)	4.56	(1.41)	1.55	3.26	4.84	6.38	(1.82)	1.55	(0.00)	3.00	(-0.26)	**4.57**	**(-0.27)**	6.02	(-0.36)
Unsecured Loans	4.74	(1.53)	1.62	3.30	4.94	6.50	(1.76)	1.60	(-0.02)	3.09	(-0.21)	**4.71**	**(-0.23)**	6.22	(-0.28)
Secured Loans	0.54	(-1.30)	0.16	2.44	2.64	3.55	(3.01)	0.28	(0.12)	0.66	(-1.78)	**1.00**	**(-1.64)**	1.25	(-2.30)
ACOM MasterCard®	8.13	(2.50)	2.74	5.47	7.98	10.32	(2.19)	2.49	(-0.25)	4.70	(-0.77)	**6.89**	**(-1.09)**	9.39	(-0.93)
Installment Sales Finance Business	1.60	(0.69)	0.45	1.02	1.66	2.54	(0.94)	0.85	(0.40)	1.80	(0.78)	**2.93**	**(1.27)**	4.49	(1.95)
Guarantee Business	0.52	(0.39)	0.39	0.82	1.33	1.80	(1.28)	0.73	(0.34)	1.39	(0.57)	**2.07**	**(0.74)**	2.46	(0.66)

Note:1.Ratio of bad debt write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard® = Bad Debt Write-offs of ACOM MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee Business = Bad Debt Write-offs of Gurantee / (Guranteed Loan Receivables plus Payments in Subrogation)
Note:2.Figures in brackets indicate year-on-year change in percentage points.

15-2. Unserured Loans Write-offs by Reasons (ACOM)

Based on Receivables Outstanding	2003/3		2003/6		2003/9		2003/12		2004/3		2004/6		2004/9		**2004/12**	
	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	C.R. (%)	Average Balance	**C.R. (%)**	**Average Balance**
Amount of Bad Debt Write-offs (Thousands of yen)	100.0	363	100.0	384	100.0	390	100.0	392	100.0	395	100.0	413	100.0	407	**100.0**	**407**
Personal Bankruptcy	40.6	421	35.6	443	33.8	446	33.2	444	35.4	445	29.4	466	27.5	454	**26.5**	**447**
Failure to Locate Borrowers	4.2	366	3.1	379	3.0	383	3.0	388	3.3	388	2.5	385	2.5	376	**2.5**	**382**
Borrowers' Inability of Making Repayments, etc.	35.7	372	40.4	393	40.1	398	40.9	402	38.4	401	45.7	427	46.8	423	**46.7**	**426**
ACOM's Voluntary Waiver of Repayments	19.5	272	20.9	303	23.1	320	22.9	325	22.9	330	22.4	341	23.2	342	**24.3**	**344**

16. Bad Debts(ACOM)

(Millions of yen)

	2003/3	%	2003/6	%	2003/9	%	2003/12	%	2004/3	%	2004/6	%	2004/9	%	**2004/12**	**%**
Total Amount of Bad Debts	60,491	3.65	61,560	3.74	63,793	3.90	72,465	4.48	79,754	4.93	79,234	4.91	80,815	5.00	**79,831**	**4.97**
Loans to Borrowers in Bankruptcy or Under Reorganization	9,227	0.56	10,030	0.61	9,065	0.55	9,671	0.60	9,280	0.57	8,985	0.56	9,051	0.56	**8,851**	**0.55**
Applications for Bankruptcy are Proceeded	3,540	0.21	3,524	0.21	3,436	0.21	3,385	0.21	2,951	0.18	2,363	0.15	2,448	0.15	**2,272**	**0.14**
Applications for The Civil Rehabilitation are Proceeded	2,853	0.17	3,262	0.20	3,701	0.23	3,843	0.24	3,633	0.22	3,737	0.23	3,597	0.22	**3,416**	**0.21**
Applications for The Civil Rehabilitation are Determined	815	0.05	1,212	0.07	1,299	0.08	1,553	0.10	1,775	0.11	1,969	0.12	2,120	0.13	**2,239**	**0.14**
Loans in Arrears	31,128	1.88	30,140	1.83	31,641	1.93	31,349	1.94	36,632	2.27	34,535	2.14	35,383	2.19	**32,714**	**2.04**
Loans Past Due for Three Months or More	1,036	0.06	1,882	0.11	1,736	0.11	3,305	0.20	1,638	0.10	2,253	0.14	2,092	0.13	**2,648**	**0.16**
Restructured Loans	19,099	1.15	19,506	1.19	21,349	1.31	28,138	1.74	32,204	1.99	33,460	2.07	34,288	2.12	**35,617**	**2.22**

16-2. Loans in Arrears for Less Than 3 Months[excluding balance held by headquarters' collection department](ACOM)

(Millions of yen)

	2003/3	%	2003/6	%	2003/9	%	2003/12	%	2004/3	%	2004/6	%	2004/9	%	**2004/12**	**%**
11days ≦ < 3 months	18,971	1.15	22,901	1.39	23,589	1.44	19,165	1.18	19,475	1.21	19,941	1.24	20,208	1.25	**19,469**	**1.21**
31days ≦ < 3 months	9,761	0.59	11,324	0.69	11,387	0.70	11,623	0.72	11,076	0.69	11,835	0.74	11,706	0.72	**11,519**	**0.72**
11days ≦ < 31 days	9,210	0.56	11,577	0.70	12,201	0.74	7,541	0.46	8,399	0.52	8,105	0.50	8,502	0.53	**7,949**	**0.49**

17. Allowance for Bad Debts (ACOM)

	2003/3	YOY %	2003/6	2003/9	2003/12	2004/3	YOY %	2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3 (E)	YOY %
Allowance for Bad Debts (Millions of yen)	107,700	38.6	118,700	119,600	120,900	129,400	20.1	130,700	10.1	123,700	3.4	**123,800**	**2.4**	123,700	-4.4
Ratio of Allowance for Bad Debts	5.91	-	6.56	6.67	6.83	7.37	-	7.48	-	7.11	-	**7.19**	-	7.18	-
General Allowance for Bad Debts	67,127	-	76,769	79,834	81,693	82,898	23.5	85,935	11.9	77,972	-	**80,622**	**-1.3**	75,200	-
Unsecured Consumer Loans	59,980	-	69,268	71,131	71,345	74,888	24.9	77,827	12.4	69,949	-	**72,648**	**1.8**	67,400	-
Specific Allowance for Bad Debts	40,184	-	40,746	39,318	38,765	44,929	11.8	42,889	5.3	43,836	-	**41,186**	**6.2**	46,500	-
Additional Allowance for Bad Debts	30,000	89.9	11,000	11,900	13,200	21,700	-27.7	1,300	-88.2	-5,700	-147.9	**-5,600**	**-142.4**	-5,700	-126.3
Allowance for Loss on Debt Guarantees	474	-	547	989	1,471	1,865	293.5	2,169	296.5	2,540	-	**2,740**	**86.3**	3,070	-
Additional Allowance	461	-	73	515	997	1,391	201.7	304	316.4	675	-	**875**	**-12.2**	1,205	-

Note:

Ratio of allowance for bad debts = Allowance for bad debts / Loans receivable outstanding at the fiscal year-end plus Installment receivables(excluding deferred income on installment sales finance) ×100

18. Credit Card Business [ACOM MasterCard®](ACOM)

(Millions of yen)

	2003/3	YOY %	2004/3: 2003/6	2003/9	2003/12	2004/3	YOY %	2005/3: 2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3 (E)	YOY %
Number of Cardholders	1,014,845	1.1	995,371	975,865	965,914	1,064,492	4.9	1,067,382	7.2	1,190,132	22.0	**1,196,353**	**23.9**	1,202,000	12.9
Tie-up Card	113,249	263.0	128,913	139,016	148,169	269,959	138.4	304,116	135.9	458,755	230.0	**500,316**	**237.7**	-	-
Number of Accounts with Shopping Receivables	287,999	33.5	274,389	274,499	281,034	336,008	16.7	293,227	6.9	302,024	10.0	**307,580**	**9.4**	-	-
Card Shopping Receivables	41,114	31.0	42,850	44,087	45,065	45,941	11.7	47,016	9.7	48,336	9.6	**48,923**	**8.6**	49,100	6.9
Revolving Receivables	36,885	33.0	38,355	39,625	40,613	41,404	12.2	42,014	9.5	42,904	8.3	**43,510**	**7.1**	-	-

19. Installment Sales Finance Business(ACOM)

(Millions of yen)

	2003/3	YOY %	2004/3: 2003/6	2003/9	2003/12	2004/3	YOY %	2005/3: 2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3 (E)	YOY %
Number of Customer Accounts	479,182	-1.5	462,337	436,798	416,494	387,261	-19.2	360,113	-22.1	332,357	-23.9	**309,185**	**-25.8**	296,100	-23.5
Installment Receivables	153,203	-5.0	148,075	137,182	127,965	113,934	-25.6	102,355	-30.9	89,279	-34.9	**80,111**	**-37.4**	74,800	-34.3
Adjusted Receivables	127,820	-4.2	124,247	115,211	108,196	96,764	-24.3	87,747	-29.4	76,862	-33.3	**69,522**	**-35.7**	65,000	-32.8
Ratio of Bad Debt Write-offs	1.60	-	0.45	1.02	1.66	2.54	-	0.85	-	1.80	-	**2.93**	**-**	4.49	-
Number of Merchant Venders	6,066	-	6,116	6,172	6,222	6,225	-	6,252	-	6,290	-	**6,316**	**-**	-	-

Note 1:Number of customer accounts indicates the number of contracts with receivables outstanding
Note 2:Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.

20. Guarantee Business(ACOM)

(Millions of yen)

	2003/3	YOY %	2004/3: 2003/6	2003/9	2003/12	2004/3	YOY %	2005/3: 2004/6	YOY %	2004/9	YOY %	**2004/12**	**YOY %**	2005/3 (E)	YOY %
Number of Customer Accounts with Outstanding Balance	156,256	-	186,982	215,321	244,728	269,977	72.8	293,526	57.0	314,879	46.2	**332,454**	**35.8**	386,100	43.0
Loan Guarantee Receivables	57,926	-	68,360	79,040	90,233	100,971	74.3	110,538	61.7	121,305	53.5	**129,151**	**43.1**	153,000	51.5

(Reference)

Category criteria of concerning situations of bad debts are as follow;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT8

February 25, 2005

(Corrections) Partial Corrections to Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2005 (Consolidated)

Please see partial corrections below to the Brief Statement of Third Quarter Financial Results for the Fiscal Year Ending March 2005 (Consolidated) originally announced on January 31, 2005.

[Corrections: Annexed Materials, P8 (Incorrect/Corrected sections are shaded)]

(Before Correction)

2. Consolidated Operating Results

(1)Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2003 to December 31, 2003		This third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Financial service businesses	322,797	98.3	320,479	98.3	427,698	98.3
Loan business	295,654	90.0	291,926	89.6	391,259	90.0
Credit card business	4,388	1.3	5,471	1.7	5,876	1.3
Installment sales finance business	17,655	5.4	12,783	3.9	22,738	5.2
Guarantee business	3,450	1.1	4,665	1.4	5,037	1.2
Loan servicing business	1,648	0.5	5,633	1.7	2,786	0.6
Others	0	0.0	0	0.0	0	0.0
Other businesses	5,637	1.7	5,546	1.7	7,269	1.7
Rental business	2,723	0.8	2,841	0.9	3,527	0.8
Others	2,913	0.9	2,704	0.8	3,742	0.9
Total	328,434	100.0	326,025	100.0	434,968	100.0

(Corrected Version)

2. Consolidated Operating Results

(2)Operating Income by Segment

(Millions of yen)

Segment \ Term	Prior third quarter consolidated accounting period From April 1, 2003 to December 31, 2003		This third quarter consolidated accounting period From April 1, 2004 to December 31, 2004		Prior consolidated fiscal year From April 1, 2003 to March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
Financial service businesses	322,797	98.3	320,479	98.3	427,698	98.3
Loan business	295,654	90.0	291,926	89.6	391,259	90.0
Credit card business	4,388	1.3	4,730	1.4	5,876	1.3
Installment sales finance business	17,655	5.4	12,783	3.9	22,738	5.2
Guarantee business	3,450	1.1	5,406	1.7	5,037	1.2
Loan servicing business	1,648	0.5	5,633	1.7	2,786	0.6
Others	0	0.0	0	0.0	0	0.0
Other businesses	5,637	1.7	5,546	1.7	7,269	1.7
Rental business	2,723	0.8	2,841	0.9	3,527	0.8
Others	2,913	0.9	2,704	0.8	3,742	0.9
Total	328,434	100.0	326,025	100.0	434,968	100.0

EXHIBIT 9

March 10, 2005

Notification of Making MTB Capital Co., Ltd. to a Consolidated Subsidiary

ACOM CO., LTD. has reached a decision to acquire all shares of MTB Capital Co., Ltd., which is a subsidiary of The Mitsubishi Trust and Banking Corporation, and to make it to ACOM's consolidated subsidiary on March 10, 2005:

1. Purpose

   ACOM has always sought to help our customers realize the highest satisfaction through our corporate philosophy, "an innovative and creative style of corporate management", and ACOM aims to become their "best-life-partner" by establishing an unshakable mutual trust between us and our customers.

   Through this entry into a venture capital business, ACOM attempts to create added value to ACOM Group's existing business and to expand its earnings base by creating an excellent business model and supporting the entrepreneur who challenges creative style of corporate management.

2. Outline of the Company to be Subsidized

(1) Company Name	MTB Capital Co., Ltd.
(2) Head Office	4-5, 1-chome, Marunouchi, Chiyoda-ku, Tokyo
(3) Representative	President, Tsuyoshi Aoki
(4) Incorporated	April 1, 1996
(5) Paid-in Capital	100 million yen
(6) Principal Shareholders	The Mitsubishi Trust and Banking Corporation 900 shares (Ownership Ratio: 45%) Ryoshin Hosyo Co., Ltd. 400 shares (Ownership Ratio: 20%) RYOSHIN HOLDINGS CO., LTD. 400 shares (Ownership Ratio: 20%) Ryoshin DC Card Company, Ltd. 300 shares (Ownership Ratio: 15%)

(7) Business Outline Venture capital business

-Business concerning investment in the stocks and debenture, etc.

-Total consulting business concerning corporate management

-Business concerning property operation and management for Investment Limited Partnership

(8)Number of Employees 8

(9)Business Results and Financial Position

(Million of yen)

	Fiscal Year March 2002	Fiscal Year March 2003	Fiscal Year March 2004
Operating Income	279	152	102
Income Before Extraordinary Income	149	19	▲43
Net Income	93	19	▲54
Total Assets	601	718	664
Shareholders' Equity	259	278	224

3. Number of Shares Held

(1)Number of Shares Held (before transfer)

0 shares

(2) Number of Shares to be transferred

2,000 shares

(3)Number of Shares Held (after transfer)

2,000 shares (Ownership ratio: 100 %)

4. Acquisition Method

Transfer from existing shareholders

5. Schedule of Acquisition

Acquisition Date March 10, 2005

6. Outlook

The influence on ACOM's consolidated business results for the fiscal year ending March 31, 2005 is negligible.

7. Outline of New Subsidiary

According to the resolution adopted at MTB Capital's shareholders meeting and a meeting of the board of directors held on March 10, 2005, its company name, head office and representative were changed as follows:

(1) Company Name	AC Ventures Co., Ltd.
(2) Head Office	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(3) Representative	President, Noriyoshi Watanabe